Filed by BMC Stock Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BMC Stock Holdings, Inc.

Filer’s SEC File No.: 001-36050

Date: November 3, 2020

BMC Stock Holdings, Inc.

Q3 2020 Earnings Call Script

Operator

Good morning and thank you for joining BMC’s third quarter 2020 earnings conference call. This call was prerecorded.

Michael Neese, Senior Vice President of Strategy and Investor Relations for BMC, will now provide the Company’s opening remarks.

Michael Neese

Thank you Operator. Good morning and welcome to our 2020 third quarter earnings call.

I hope you and your families continue to remain safe and well.

For today’s call, Dave Flitman, our Chief Executive Officer, will highlight our record third quarter results and discuss our pending merger with Builders FirstSource. Next, Jim Major, our Chief Financial Officer, will provide further details of our third quarter results. In addition to our prepared remarks, a slide deck and this morning’s press release are all available on our website at ir.buildwithbmc.com. Given our merger agreement with Builders FirstSource, we have decided to prerecord our prepared remarks and will not be conducting a Q&A session.

The results discussed during this call will include GAAP and non-GAAP results adjusted for certain items.

We provide these non-GAAP results for informational purposes and they should not be considered in isolation from the most directly comparable GAAP measures. The reconciliation of these non-GAAP measures to the corresponding GAAP measures and a discussion of why we believe they are useful to investors can be found at the back of the press release and in the slide presentation.

Our remarks in the press release, presentation and on this call contain forward-looking and cautionary statements within the meaning of the Private Securities Litigation Reform Act and projections of future results.

Please review the forward-looking statements section in today’s press release and in our SEC filings for various factors that could cause our actual results to differ materially from forward-looking statements and projections.

With that, I will turn the call over to Dave.

Dave Flitman

Thanks, Mike. Good morning, everyone, and thanks for joining us.

I want to start by saying our thoughts and prayers remain with all those affected by the COVID-19 pandemic. Our top priority remains keeping our associates, suppliers and customers safe as we navigate this pandemic together.

I also cannot thank our associates enough who continue to work through many challenges in these unprecedented times. I am very proud of what you continue to do in your communities and in meeting the needs of our customers.

It’s an exciting time at BMC as we continue to execute through the challenges of the market, remain focused on driving exceptional stakeholder value and look ahead to the close of our transformational merger. Three key messages I want to highlight today are:

First, we delivered record results in the third quarter. We were well positioned to capture strong demand in our single-family home and pro-remodel segments and capitalize on higher lumber pricing. We remained disciplined on our pricing strategy and I believe we struck the right balance on profitability versus commodity share growth especially considering this highly constrained supply environment. We continued to execute our four-pillar strategy to capture value-added market growth and optimize profitability.

Second, we continue to leverage our BMC operating system, which we believe is a competitive advantage, and delivered over $19 million in cost savings and productivity during the first nine months of 2020. This is an increase of nearly 70% compared to the first nine months of 2019. We are still in the early innings of this work and have continued opportunities to drive productivity and efficiency across our organization.

We’ve also seen further improvements in the safety of our associates with more than 30% improvement in both recordable injury rates and incurred worker’s compensation costs.

And third, we are very excited about the announced combination with Builders FirstSource, which will create the premier distributor and manufacturer of diversified building materials and services to homebuilders and pro remodelers. Together, we will deliver a full suite of products, services and solutions nationally with over $11 billion in annual sales. There are many opportunities in front of us, and we believe this compelling combination will enhance our ability to deliver outstanding customer service, generate attractive financial returns and create even greater shareholder value.

With that, let me cover some highlights from our third quarter.

Net sales increased just over 13% to exceed $1 billion for the first time in our Company’s history, primarily driven by strong customer focus and commercial execution, strategic acquisitions and growth from price inflation.

Our gross profit increased 7.2% to a record $273.1 million.

Our SG&A expense, as a percent of net sales, declined 190 basis points to 17.9%. As you’ll hear from Jim shortly, adjusting for merger and prior year acquisition related expenses, our underlying SG&A costs were down 6% on a year over year basis as we continued to aggressively manage costs which will continue into the fourth quarter and beyond.

Adjusted EBITDA improved 32.9% to a record $99.2 million on an EBITDA margin of 9.1%, up 140 basis points.

The company continued to focus on growing our higher margin Millwork, Doors and Windows and Structural Component segments.

And, we are pleased to report that in our single-family customer segment, core organic growth of our value-added products significantly outpaced the core organic growth of our commodity products, as our team remains focused on executing our strategy while helping our customers solve their problems and become more efficient. Our continued efforts to improve our mix supported our record gross profit, Adjusted EBITDA, and Adjusted Net Income for the third quarter.

We believe the long-term underlying industry fundamentals remain very healthy, as evidenced by strong homebuyer demand, driven in part by homebuyers migrating to the suburbs, continued demographic shifts, record low interest rates and extremely low housing inventories.

In fact, The NAHB Housing Market Index for the month of October came in at 85, registering a second consecutive record high. In addition, single family starts in September were up approximately 24% from the prior year representing potential future growth in our core business.

Turning to our recently announced merger…back in August, we announced that Builders FirstSource and BMC entered into a definitive agreement to combine in an all-stock transaction. We believe this combination of two great organizations is a transformational step forward for both companies, as well as for our team members, customers and suppliers. Through this merger, we are bringing together two very strong companies with complementary capabilities and cultures.

There are many strategic merits to our combination. I would like to highlight a few:

Together, we will have an expansive geographic footprint and enhanced local relationships in attractive, high-growth markets. The combined company will benefit from greater geographic reach and diversity within what is still an extremely fragmented industry.

We will have a strong footprint in many of the nation’s largest and fastest growing regions, so we will be exceptionally well positioned for long-term growth, underpinned by a resilient housing environment.

We expect to continue to deliver above-market growth through our shared commitment to expanding our portfolio of value-added offerings, which allows us to closely partner with our customers.

In addition, a larger platform will strengthen our ability to develop and invest in best-in-class innovative solutions that will deliver significant benefits to our customers.

With our increased scale coupled with substantial cost synergies, we expect to deliver year-one accretion to adjusted diluted earnings and robust cash generation.

Chad Crow and I have spent time traveling around the country conducting town halls with the leadership of both companies, following safe social-distancing protocols. I’ve enjoyed meeting the teams and am very impressed with Builders FirstSource’s similar focus on growing their value-added products and their investments in technology and innovation.

I’m more convinced than ever that combining our two companies will deliver significant value for all stakeholders, including our employees, customers and investors.

Before passing the call over to Jim, as I’ve done on previous calls, I’d like to highlight one of our many valued associates.

Shon Covey is the operations supervisor for our Amarillo, TX location. He’s been with BMC for six years, and in that time, has led his team to achieve remarkable results. He’s affectionally become known as “The Magic Man”, a nod to his seemingly miraculous string of successes. Divisional leadership, however, is quick to point out that what Shon has accomplished has nothing to do with miracles. It’s the result of hard work, perseverance and leading by example to foster a team culture where everyone feels included, responsible for the greater good of the company and committed to achieving excellence. Take for instance what Shon and his team have done in recent months. In August, they set a record for board footage shipped in a month. And they went on to break their record in September!

Shon is also the ultimate ambassador when it comes to living our dedicated safety value. Under Shon’s leadership, his team of more than two dozen associates, who handle everything from lumber, shingles, sheetrock and insulation to windows and doors have had zero accidents in the past three years and counting.

Shon’s unwavering, no-nonsense-style of leadership is exactly what BMC needs, especially in these uncertain times, and we’re proud to call Shon one of our own.

Thank you, Shon, and the many incredible associates we have here at BMC who are committed to serving our customers, driving sustained value-added growth and working injury free.

With that, I’ll turn the call over to Jim for a detailed look at our third quarter results.

Jim Major

Thanks, Dave. I’d also like to thank our associates for their dedicated focus and appreciate everything they are doing for our customers. Our record third quarter results reflect their hard work and dedication.

We delivered strong top line growth of 13.1%. Our double-digit net sales growth was driven by commodity price inflation of 10% and 3.5% from strategic acquisitions.

Lingering impacts from COVID-related lockdowns and supply chain bottlenecks continued to hamper our organic growth rate in the third quarter. However, we have seen recent improvement in these areas and expect volume growth to accelerate as we close out the final quarter of 2020.

Sales in our Millwork, Doors and Windows segment increased by nearly 5% and a strong 10.9% year to date. We also saw strong growth with pro remodeling which was up approximately 24%. Also, we grew structural components by 6% overall and nearly 9% with single-family homebuilders. We continue to allocate resources appropriately to grow our value-added segments.

Gross margin was 25.0%, compared to 25.8% for the second quarter of 2020. The 80-basis point sequential decline was in line with our expectation given the dramatic increase in commodity lumber prices.

More importantly, gross profit increased 7.2% to a record $273.1 million, which was more than twice the rate of our overall volume growth. Our continued ability to drive incremental gross profit dollars, even in the face of record commodity volatility, allowed us to leverage our cost structure and drive record third quarter adjusted EBITDA and adjusted EBITDA margins.

SG&A expenses increased 2.4% or $4.6 million to $195.1 million. This overall increase included approximately $8.5 million from costs incurred in relation to the pending merger with Builders FirstSource and $7.6 million related to SG&A expenses of recently acquired businesses. Excluding merger-related costs and SG&A from recently acquired businesses, SG&A expenses declined by $11.5 million or 6.0%, primarily related to decreases in wages, benefits and other employee-related costs, lower fuel costs and other targeted cost reductions.

Net income was $44.9 million, or $0.66 per diluted share for the quarter, compared to $33.6 million, or $0.50 per diluted share, in the third quarter of 2019. Adjusted net income per diluted share increased 44.8%, or $0.26, to a record $0.84.

Adjusted EBITDA was $99.2 million, up 32.9% from the third quarter of 2019. Adjusted EBITDA margin was 9.1%, up 140 basis points from the prior year period and was a record for a third quarter. We believe the combination of strong housing demand, elevated wood product pricing and our cost productivity initiatives position us for further year over year growth in adjusted EBITDA in the fourth quarter of 2020.

Let’s turn to our cash flow. Cash provided by operating activities declined $15.1 million to $54 million, primarily due to an increase in cash paid for inventory due to commodity price inflation. For the first nine months, cash provided by operating activities increased $8.8 million to $207.2 million.

Total liquidity at the end of the quarter was approximately $648.5 million, which included $286.2 million of cash and cash equivalents and $362.3 million of borrowing availability under the Company’s asset-backed revolving credit facility. As of the quarter end, our net debt was approximately 0.2 times our LTM adjusted EBITDA. In addition, we have no long-term debt maturities until 2024.

Capital expenditures during the third quarter totaled $21.3 million. These expenditures were primarily used to fund purchases of vehicles and equipment to replace aged assets and support increased sales volume and facility, technology and automation investments to support our operations.

We did not repurchase any shares in the third quarter. Due to our merger agreement with Builders FirstSource, we do not expect to repurchase any shares before the current repurchase authorization expires on November 20, 2020.

From a market perspective, we continue to see strong underlying demand in the single-family and remodeling sectors. Most builders are seeing increased buyer traffic and new home orders. Our business momentum continued in October of 2020, reflecting another month of double-digit sales growth as compared to the prior year period. In October of 2020, our preliminary analysis of net sales indicates that core organic growth accelerated to the mid to high single digits, and we continued to see increasing top-line benefits from commodity price inflation.

The dimensional lumber index averaged $762/m in the third quarter and hit several all-time highs during the quarter. We have seen commodity costs decline rapidly in the last several weeks and most recently, the dimensional lumber index stood at $610 as of October 30, 2020. While this volatility will likely result in year over year declines in our fourth quarter gross margin percentage, we remain confident that we will generate solid 2020 fourth quarter year over year increases in gross profit dollars and double-digit adjusted EBITDA growth.

Overall, our team is highly focused on generating cashflow, reducing operating expenses and maintaining strong liquidity during this unprecedented time.

So, with that, let me turn the call back over to Dave.

Dave Flitman

Thanks, Jim.

To wrap up, our record performance in the third quarter is a testament to our associates strong desire to serve our customers and exceed their expectations. Following a record-setting 2019, our first nine-months of 2020 built on that momentum, despite an uncertain macro environment, which reinforces the strength of our strategy, organization-wide alignment and strong execution by our team.

A final note regarding our merger. At its core, this merger is combining two extremely talented and successful teams that have excelled at driving top and bottom-line growth over a very long period of time, executing integrations and surpassing synergy targets in the past. This strategic combination is about growth, including opportunities for personal growth and development for our employees in the combined company. We continue to expect the transaction to close in late 2020 or early 2021, subject to customary regulatory approvals.

In closing, it’s been a true honor and the highlight of my career to lead this great team at BMC, and I look forward to working closely with the combined company’s management team to complete our merger and ensure that we develop our new company into the premier diversified solutions and services provider to our industry.

Thanks again for joining us today and be safe.

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and Builders FirstSource, these factors could include, but are not limited to: the risk that BMC and Builders FirstSource may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource filed with the SEC on October 8, 2020 a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement has not yet been declared effective and the Joint Proxy Statement included therein is in preliminary form. Each of BMC and Builders FirstSource will send the definitive Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of BMC and Builders FirstSource may obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.